Updated as of March 7, 2025

Exhibit A

to the

CAPITAL GROUP EQUITY ETF TRUST I

Principal Underwriting Agreement

Fund	Effective Date
Capital Group U.S. Small and Mid Cap ETF	9/13/24
Capital Group U.S. Large Growth ETF	3/7/25
Capital Group U.S. Large Value ETF	3/7/25